Filed by Chardan North China Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Chardan North China Acquisition Corporation
Commission File No.: 000-51431

Chardan North China Acquisition Corp.

CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Richard D. Propper, MD, Chairman		The Equity Group Inc.
Chardan North China Acquisition Corp.		Adam Prior
(619) 795-4627		(212) 836-9606
aprior@equityny.com

FOR IMMEDIATE RELEASE

CHARDAN NORTH CHINA ACQUISITION CORP.’S ACQUSITION CANDIDATE ANNOUNCES NEW CFO

San Diego, CA and Beijing, China - August 31, 2007 - Chardan North China Acquisition Corp. (OTCBB: CNCA, CNCAU, CNCAW) ("Chardan North") announced today that its acquisition candidate, HollySys, has hired Simon Fu as its Chief Financial Officer. Mr. Fu will be based in Beijing, China and will be CFO of the combined companies following the completion of the proposed business combination.

Mr. Fu has previously served as the CFO of China Expert Technology, a U.S. publicly listed company, and as the Controller of Innovative Information Systems, a subsidiary of Itochu Corp. of Japan. Prior to these positions, Mr. Fu held accounting and auditing positions at various companies, including KPMG. He received his bachelor’s degree in Accounting from the Hong Kong Polytechnic University and is a fellow member of the Association of Chartered Certified Accountants. Mr. Fu is fluent in both Mandarin and English.

Dr. Wang Changli, HollySys’ CEO, commented, “Simon is a great strategic addition to our management team, and I’m confident that he will immediately be able to add value to the company. With his experience in both the Chinese and U.S. markets, Simon can provide the financial oversight and interface with investors that will be required as we continue to experience rapid growth. His financial technical skills and exceptional bilingual capabilities will make him an invaluable long-term asset to HollySys.”

About the Company

Chardan North is a SPAC® incorporated in March 2005 for the purpose of acquiring an operating entity in the PRC. HollySys is one of the leading automation control systems providers in the PRC. Additional information regarding Chardan North and HollySys is available in the Form S-4/A that Chardan North filed with the Securities and Exchange Commission. A copy of the filing in its entirety is available at www.sec.gov.

Chardan North China Acquisition Corp.	Page 2
August 31, 2007

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan North, HollySys and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan North's and HollySys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HollySys is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan North's filings with the Securities and Exchange Commission, and the registration statement on Form S-4, as amended (Reg. No. 333-132826). The information set forth herein should be read in light of such risks. Neither Chardan North nor HollySys assumes any obligation to update the information noted within in this press release.

In connection with the pending transaction, HLS Systems International Ltd. ("HLS Systems") has filed with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan North. The stockholders of Chardan North are urged to read the Registration Statement and the Proxy Statement/Prospectus, as well as all other relevant documents filed or to be filed with the SEC, because they contain important information about HollySys, HLS Systems, Chardan North and the proposed transaction. Chardan North stockholders may obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan North by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

HLS Systems, Chardan North and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan North stockholders in respect of the proposed transaction. Information regarding Chardan North's participants is available in the Proxy Statement /Prospectus. Additional information regarding the interests of such participants is included in the Registration Statement containing the Proxy Statement / Prospectus.

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